nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com


05005955

January, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on October-, 2004 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
FEB 2 2 2005
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
FEB 1 5 2005
WASH, D.C.
202
SECTION

NH HOTELES
CORPORATE COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

THE FORMER SHAREHOLDERS OF THE CHARTWELL GROUP HAD AN OPTION TO SELL

NH HOTELES BUYS 38% OF ITS SUBSIDIARY IN MEXICO FROM ITS LOCAL PARTNERS

- **This will involve a disbursement of US$ 42.5 million**
- **The valuation of the company has been made in terms that are much the same as those used when setting up the company. It greatly favours the NH Group given the current exchange rate situation**
- **The increased control over the Mexican company will help make management more efficient and act as a boost for new projects**
- **Equity International Properties will remain a partner in the NH Hoteles Group's operations all over Latin America**

Madrid, 14 January 2005.- NH Hoteles has reached an agreement to buy up the 38% of its subsidiary NH Mexico's stock that had been held up to now by the former shareholders of the Chartwell Group. The group of minority shareholders had an option to sell their holding which could be exercised between 1 January 2005 and 31 July 2006. The valuation of 100% of NH Mexico has been agreed on at US$ 112 million. The operation that has been arranged now will mean that NH Hoteles will have to disburse US$ 42.5 million.

The valuation represents an increase of about 6% over the value of the last transaction carried out in summer 2002. In terms of cost of asset per room, the price of the operation is around US$ 80,000 per room which represents about 10 times the EBITDA for 2004. Furthermore, the dollar's fall against the euro makes an investment in dollar-denominated assets even more favourable. In summer 2002, the date of the last transaction in NH Mexico, the exchange rate for the dollar was approximately one euro. Now it stands at over 1.3 dollars per euro.

Simplifying the shareholder structure will enable NH Hoteles to act more swiftly when expanding in the area and make the most of the Group's synergies by improving efficiency.
The Group's partners in Latin America (Equity International Properties) will continue to hold a minority interest in NH Mexico through Latinoamericana de Gestión Hotelera, the holding company for all the investments in the region which is 65% owned by NH Hoteles and 35% owned by EIP.

nH HOTELES
CORPORATE COMMUNICATION DEPARTMENT
NH HOTELES
Santa Engracia 120 Edif.Central 7ª
28003 Madrid
T: +34 91 451 97 62 / 18
F: +34 91 451 97 20
www.nh-hotels.com
comunicacion@nh-hotels.com

NH Mexico now has 18 hotels in all, with 3,400 rooms. 4 of these hotels, with 470 rooms, are currently at the development stage. The Group is still actively looking at operations in the biggest cities and urban centres in the country. Some of these are at an advanced stage of negotiation. NH Hoteles still sees Mexico as its priority market in its development in Latin America.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hoteles.com), after the acquisition of the Dutch Krasnapolsky hotel chain in July 2000, the Mexican hotel chain Krystal in June 2001 and the German Astron hotels in February 2002, ranks third in the European ranking for business hotels. NH Hoteles has 240 hotels with more than 34,000 rooms in 18 countries in Europe, Latin America and Africa. NH Hotels currently has 30 projects for new hotels under construction, which shall entail more than 4,000 new rooms.

The acquisition of the German hotel chain Astron has meant NH Hoteles' consolidation in Europe, as Astron was the third most important operator in urban hotels in Germany. NH Hoteles stands out in quality both as regards services and facilities, with very carefully thought out decoration, intended to please all tastes, uniform, and making the customer feel comfortable. NH Hoteles' establishments offer the most advanced technologies designed to facilitate the customer's communication as well as his work and leisure.

The restaurants form another priority for hotels in the chain, offering customers first-rate cuisine. Furthermore, the prestigious restaurateur Ferran Adrià, creator of El Bulli restaurant, has entered into an association with NH Hoteles, launching new concepts such as "nhube", pioneering spaces in the hotel sector combining food, leisure and rest for the chain's customers, and "Fast Good".

The NH Hoteles Group is listed on the Stock Exchanges of Madrid (in the selective Ibex 35 Index) and Amsterdam, in Euronext. Furthermore, NH Hoteles is a member of Stoxx Europe 600, including the best European companies. Also, NH Hoteles is included in the prestigious Morgan Stanley Capital International (MSCI) securities index.

FOR MORE INFORMATION:

Communication Department NH Hoteles
Tel: + 34 91 451 97 62
+ 34 91 451 97 18 (switchboard)
E-Mail: comunicacion@nh-hotels.com

RESERVATIONS

Tel: 902 115 116 (From Spain)

Tel: +800 0115 0116 (Only from A, BE, FRA, GER, IRL, NL, ITL, PT, SWTZ, UK)

Tel: +34 91 398 44 00 (From other countries)

Web: http://www.nh-hotels.com